                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Allis-Chalmers Energy Inc.
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    019645407
                                 (CUSIP NUMBER)


                            Joseph P. Bartlett, Esq.
             Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
                      1900 Avenue of the Stars, 21st Floor
                         Los Angeles, California 90067
                                (310) 553-3610
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 24, 2005
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019645407
Page 2

                                TABLE OF CONTENTS


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.
ITEM 2. IDENTITY AND BACKGROUND.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 4. PURPOSE OF TRANSACTION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE
Exhibit 7.1
Exhibit 7.2
Exhibit 7.3

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1. Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert E. Nederlander
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2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
     (b) [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
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6.   Citizenship or Place of Organization
     United States
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               7.   Sole Voting Power
 NUMBER OF          715,594
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           715,594
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      715,594
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12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     4.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
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CUSIP No. 019645407
Page 3

Robert E. Nederlander previously filed a statement on Schedule 13D jointly with Donald Engel, Christopher Engel, the Engel Investors Defined Benefit Plan, Leonard Toboroff, RER Corp., a Michigan corporation wholly-owned by Mr. Nederlander, and the Leonard Toboroff P.C. Profit Sharing Trust 002 to report their ownership of equity securities to which this statement on Schedule 13D relates because, as a party to the stockholders agreement dated as of April 2, 2004 (the "Stockholders Agreement") with Donald Engel, Christopher Engel, the Engel Investors Defined Benefit Plan, RER Corp., Energy Spectrum Partners LP, Jens H. Mortensen, Munawar H. Hidayatallah and Saeed M. Sheikh, Mr. Nederlander could have been deemed to be part of a group with Donald Engel, Christopher Engel, the Engel Investors Defined Benefit Plan, Leonard Toboroff, RER Corp. and the Leonard Toboroff P.C. Profit Sharing Trust 002. While Mr. Nederlander continues to disclaim that he has ever formed or been part of a group among the other parties to the Stockholders Agreement, he is filing this statement on
Schedule 13D because the Stockholders Agreement was terminated by the parties on August 24, 2005. All share amounts have been restated to give effect to a one-to-five reverse stock split effective June 10, 2004.


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

Security: Common Stock of Allis-Chalmers Energy Inc. ("Common Stock").

Issuer: Allis-Chalmers Energy Inc. ("Issuer"), 5075 Westheimer, Suite 890, Houston, TX 77056.


ITEM 2. IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D statement is hereby filed by Robert E. Nederlander (the "Reporting Person"), who is a U.S. citizen.

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Mr. Nederlander's address is 1450 Broadway, Suite 2001, New York, New York
10018.

since November 1981, Mr. Nederlander has been president and/or a director of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of live theaters. Mr. Nederlander is also co-managing partner of Nederlander Company L.L.C., owner and/or operator of theaters outside New York City. Mr. Nederlander became chairman of the board of the Issuer in May 1989; from 1993 through October 1996 he was vice chairman, and thereafter served as a director.

The Reporting Person disclaims beneficial ownership of the securities reported as beneficially owned by the Reporting Person herein other than the securities owned directly by such person.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Schedule 13D is being filed to report the termination of the Stockholders Agreement. See Item 4.


ITEM 4. PURPOSE OF TRANSACTION.

On April 2, 2004, (a) in exchange for an investment of $2 million, the Issuer issued 620,000 shares of Common Stock, and warrants to purchase 800,000 shares of Common Stock at an exercise price of $2.50 per share expiring on April 1, 2006, to an investor group consisting of Donald Engel, Christopher Engel, the Engel Investors Defined Benefit Plan, Leonard Toboroff and RER Corp., a Michigan corporation wholly-owned by Mr. Nederlander (the "Investor Group"). In connection therewith, the Investor Group, Munawar H. Hidayatallah, Saeed M. Sheikh, Jens H. Mortensen, Energy Spectrum Partners LP, the Issuer and others entered into a stockholders agreement (the "Stockholders Agreement"), pursuant to which the parties agreed to vote for the election to the board of directors of the Issuer three persons nominated by Energy Spectrum, two persons nominated by the Investor Group and one person nominated by Messrs. Hidayatallah, Mortensen and Sheikh. The parties and the Issuer also agreed that in the event the Issuer has not completed a public offering of its shares prior to September 30, 2005, then, at the request of Energy Spectrum, the Issuer will retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets. In addition, the Issuer, Energy Spectrum, the Investor Group and Messrs. Sheikh, Hidayatallah and Mortensen entered into a registration rights agreement with the Issuer and other parties named therein dated April 2, 2004 (the "Registration Rights Agreement"), pursuant to which the parties were granted certain registration rights with respect to the Common Stock owned or to be owned by such parties.

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In June 2005, the parties entered into a First Amendment to Stockholders Agreement dated April 4, 2004, which provided that (a) unless and until Energy Spectrum notified the Issuer and the other parties to the Stockholders Agreement that it elected to nominate all three directors it was entitled to nominate, Energy Spectrum would have the right to designate one nominee to be elected as a member of the Issuer's board of directors and the other parties would not be entitled to nominate any directors, and (b) the Stockholders Agreement would terminate upon the completion of an offering if all shares owned by Energy Spectrum were sold. On August 24, 2005, Energy Spectrum sold all of its shares and the Stockholders Agreement was terminated.

The Reporting Person acquired the shares of Common Stock as an investment.

The Reporting Person reserve the right to (i) dispose of all or part of his investment in the Common Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) to take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which he regards as attractive and various other factors which he may determine to be relevant.

Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the Issuer's present board of directors or management; (d) any material change in the present capitalization or dividend policy of the Issuer;
(e) any other major change in the Issuer's business or corporate structure; (f) any change in the Issuer's charter or by-laws that might impede the acquisition or control of the Issuer by any person; (g) the delisting of a class of the Issuer's securities on a national securities exchange; (h) the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of the Issuer's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, the Reporting Person intends continuously to review his investment in the Issuer. Depending upon the results of such continuing review and other factors, the Reporting Person reserves the right to propose, take, or seek to cause the Issuer to take, one or more of the transactions described in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) The number of shares of Common Stock beneficially owned by Mr. Nederlander includes: (i) 446,528 shares of Common Stock owned directly by Mr. Nederlander or RER Corp. or QEN Corp., corporations controlled by Mr. Nederlander, and (ii) currently exercisable options and warrants to purchase 269,066 shares of Common Stock owned directly by Mr. Nederlander or RER Corp.

b) Mr. Nederlander has sole voting power and sole power of disposition with respect to all shares of Common Stock beneficially owned by him.

c) Mr. Nederlander has not effected any transactions with respect to the Common Stock within the past 60 days.

CUSIP No. 019645407
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d) Not applicable.

e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of Mr. Nederlander, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Nederlander and any other person or with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1: Stockholders Agreement dated April 2, 2004, by and among the Issuer, Mr. Nederlander and the other persons signatory thereto (1).

Exhibit 7.2: Registration Rights Agreement dated April 2, 2004, by and among the Issuer and the other persons signatory thereto (1).

Exhibit 7.3: First Amendment to Stockholders Agreement dated April 2, 2004, by and among the Issuer and the other persons signatory thereto, dated as of July 29, 2005.

(1) Filed as an exhibit to Schedule 13D filed by Mr. Nederlander on April 13, 2004.


                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the attached statement is filed on behalf of him in the capacities set forth below.



       DATED: August 25, 2005                     /s/ Robert E. Nederlander
                                                  ----------------------------
                                                  ROBERT E. NEDERLANDER